FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: December 16, 2004

	By:	/S/ OTHÓN FRIAS CALDERÓN
Name: Othón Frías Calderón
Title: Attorney-in-fact

Exhibit 99.1

TV AZTECA FULLY FUNDED TO PREPAY

ITS US$300 MILLION NOTES DUE 2007

FOR IMMEDIATE RELEASE

Mexico City, December 15, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world announced today that it is fully funded to prepay, on December 23, its US$300 million 10 1/2% Series B Guaranteed Senior Notes due February 15, 2007.

On November 23 the company submitted to bondholders formal notification of the prepayment, based on the terms of the indenture governing the notes. The redemption price for the bonds will be 101.75.

The source funds for the prepayment include proceeds from an issuance today in Mexico of Structured Securities Certificates, yielding TIIE + 2.7%, for the peso equivalent of approximately US$176 million, as well as approximately US$124 million from a secured credit line denominated in pesos with Banco Inbursa, S.A., under the terms that have been previously detailed in Azteca Holdings’ 20F.

“The facilities provide for longer maturities compared with the existing notes and have gradual amortizations, consistent with our progressive debt reduction strategy,” said Carlos Hesles, Chief Financial Officer of TV Azteca. “In addition, the peso denominated loans substantially reduce the overall foreign exchange risk on TV Azteca’s debt, increasing the predictability of our financial results.”

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx